Mail Stop 4561

April 23, 2009

Mr. Larry K. Harvey
Chief Financial Officer
Host Hotels & Resorts, Inc.
6903 Rockledge Drive, Suite 1500
Bethesda, Maryland 20817

  Re: Host Hotels & Resorts, Inc.
    Form 10-K for the year ended December 31, 2008
    File No. 001-14625

Dear Mr. Harvey:

We have completed our review of the above referenced filing and have no further
comments at this time.

        Sincerely,

        Kevin Woody
        Branch Chief